Edge Resources Inc.

Interim Financial Statements
For the three and six month periods ended
September 30, 2010

EDGE RESOURCES INC.

Unaudited Interim Financial Statements

Responsibility for Financial Statements

The accompanying interim financial statements for Edge Resources Inc. have been prepared by management in accordance with Canadian generally accepted accounting principles consistently applied.  The most significant of these accounting principles have been set out in the annual March 31, 2010 audited financial statements.  Only changes in accounting information have been disclosed in these interim financial statements.  These interim statements are presented on the accrual basis of accounting.  Therefore, estimates and approximations have been made using careful judgment.  Recognizing that the Company is responsible for both the integrity and objectivity of the interim financial statements, management is satisfied that these interim financial statements have been fairly presented.

Notice of No Auditor Review

The auditor of Edge Resources Inc. has not performed a review of the unaudited interim financial statements for the three and six month periods ended September 30, 2010 and 2009.

“Ted Konyi”	“Chris Cooper"
Ted Konyi, Director	Chris Cooper, Director

Edge Resources Inc.
Interim Balance Sheet
(Unaudited - See Notice to Reader)

	September 30, 2010	March 31, 2010
	(Unaudited)	(Audited)
Assets
Current Assets
Cash and cash equivalents	$1,055,187	$253,158
Accounts receivable	830,692	391,966
Prepaid expenses	77,593	55,222
	1,963,472	700,346
Property and equipment (note 3)	3,044,775	2,783,808
	$5,008,247	$3,484,154
Liabilities and Shareholders' Equity

Current Liabilities
Accounts payable and accrued liabilities	$538,839	$276,251
Notes payable (note 4)	1,500,000	-
Current portion of deferred lease inducement (note 6a)	1,388	-
	2,040,227	276,251
Long Term Liabilities
Long term portion of deferred lease inducement (note 6a)	3,469	-
Asset retirement obligation	47,703	45,869
	2,091,399	322,120
Shareholders' Equity
Share capital (note 5b)	14,892,886	14,682,308
Warrants (note 5e)	302,252	349,907
Contributed surplus	708,661	553,089
Deficit	(12,986,951)	(12,423,270
	2,916,848	3,162,034
	$5,008,247	$3,484,154

Nature of operations and Going Concern Assumption (Note 1)
Committments (Note 6)

Approved on behalf of the Board:

"Ted Konyi"
Ted Konyi

"Chris Cooper"
Chris Cooper

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Interim Statements of Loss, Comprehensive Loss and Deficit
(Unaudited - See Notice to Reader)
	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
Revenue
Petroleum and natural gas sales	$102,480	$-	$174,613	$-
Less: Royalties	(23,684)	-	(39,289)	-
	78,796	-	135,324	-
Expenses
Operating fees	35,962	-	60,893	-
Consulting and professional fees	186,311	91,688	265,204	229,888
General and administration	25,737	101,012	143,092	240,560
Depletion, depreciation and accretion	49,767	1,122	82,343	1,122
Stock- based compensation	53,393	144,676	148,647	292,732
	351,170	338,498	700,179	764,302
Loss before other income	$(272,374)	$(338,498)	$(564,855)	$(764,302)
Interest income	100	-	1,174	-

Net and comprehensive loss for the period	$(272,274)	$(338,498)	$(563,681)	$(764,302)
Deficit, beginning of period	(12,714,677)	(11,471,581)	(12,423,270)	(11,045,777)
Deficit, end of period	$(12,986,951)	$(11,810,079)	$(12,986,951)	$(11,810,079)

Loss per share - basic and diluted	$(0.006)	$(0.013)	$(0.013)	$(0.029)

Weighted number of common shares
outstanding
Basic	43,677,971	26,468,229	43,502,584	26,468,229
Diluted	43,677,971	26,468,229	43,502,584	26,468,229

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Interim Statement of Cash Flows
(Unaudited - See Notice to Reader)

	Three months ended September 30		Six months ended September 30
	2010	2009	2010	2009
Operating Activities
Net and comprehensive loss	$(272,274)	$(338,498)	$(563,681)	$(764,302)
Items not affecting cash
Deferred lease inducement	(694)	-	4,857	-
Stock-based compensation	53,393	144,676	148,647	292,732
Depletion, depreciation and accretion	49,767	1,122	82,343	1,122
	(169,808)	(192,700)	(327,834)	(470,448)
Net changes in non-cash operating
working capital	139,659	177,773	162,133	286,605
Cash flow used in operating activities	(30,149)	(14,927)	(165,701)	(183,843)
Investing Activities
Expenditures on property and equipment	(526,439)	-	(885,693)	(1,607,502)
Disposals of property and equipment	550,000		550,000
Natural gas deferred development costs incurred	-	(541,847)		(596,702)
Disposal (purchase) of other assets	-	658	(5,786)	(13,352)
Net changes in non-cash investing working
capital items	(494,261)	-	(360,639)	-
	(470,700)	(541,189)	(702,118)	(2,217,556)
Financing Activities
Issuance of share capital	-	-	169,848	3,045,750
Share issue Costs	-	-	-	(151,602)
Increases in notes payable (note 4)	1,500,000	-	1,500,000	-
Repayments of loans payable	-	-	-	(80,000)
Net changes in non-cash financing working
capital items	(2,607)	-	-	-
	1,497,393	-	1,669,848	2,814,148
Change in cash and cash equivalents	996,544	(556,116)	802,029	412,749
Cash and cash equivalents,
beginning of period	58,643	1,063,687	253,158	94,822
Cash and cash equivalents,
end of period	$1,055,187	$507,571	$1,055,187	$507,571
Supplementary information:
Share-based share issue costs included in Share
Capital	$-	$-	$-	$(92,502)

The accompanying notes are an integral part of these financial statements.

Edge Resources Inc.
Notes to the Interim  Financial Statements
September 30, 2010
(Unaudited – See Notice to Reader)

1.     BASIS OF PRESENTATION

Edge Resources Inc. (the “Company” or “Edge”) (formerly Guildhall Minerals Ltd.) was incorporated under the laws of the Province of British Columbia on September 13, 1968 and continued under the laws of Alberta in August 2009.  The shares of the Company graduated to the TSX Venture Tier 2 on May 27, 2009.  The Company is engaged in the exploration for and the production of natural gas in Western Canada.

These financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. During the six month period ended September 30, 2010, the Company incurred a net loss of approximately $565,000 and a cash outflow from operations of approximately $165,000.  The Company’s ability to continue as a going concern is dependent upon the Company achieving profitable results on an ongoing basis, and the raising of funds from new debt or equity issues to provide it with sufficient resources to fund its operations, commitments (see note 6) and exploration and development activities.  Although management’s efforts to raise capital have been successful in the past, there is no certainty that they will be able to do so in the future. If the Company is unsuccessful in raising additional capital, the Company may have to sell or farm out certain properties. If the Company cannot sell or farm out certain properties, it will be unable to participate with joint venture partners and may forfeit rights to some of its properties.

The interim financial statements of Edge Resources Inc. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada.  The interim financial statements have been prepared following the same accounting policies and methods in computation as the financial statements for the fiscal year ended March 31, 2010.  The financial statements should be read in conjunction with the financial statements and notes thereto and the Company’s Management Discussion and Analysis report for the year ended March 31, 2010.

2.     CAPITAL MANAGEMENT

The Company’s objective with the management of its capital is to allow it to maintain investor, creditor and market confidence and to sustain future development of the business.  The Company seeks to maintain a balance between the level of debt and shareholders’ equity to ensure access to capital to fund growth and working capital given the cyclical nature of the oil and gas sector. The capital structure consists of shareholders’ equity comprised of share capital, share purchase warrants, contributed surplus and deficit which totaled $2,916,848 at September 30, 2010 (March 31, 2010 - $3,162,034).  Management monitors its available cash and compares the amount to the short term and long term capital requirements.  Management then determines the best course of action for the Company and makes adjustments to the capital structure.  The Company currently has no credit facilities in place, no bank indebtedness or long-term debt.  The Company does have certain notes payable as described in note 4, however it does not have any externally imposed capital requirements.

Edge Resources Inc.
Notes to the Interim Financial Statements
September 30, 2010
(Unaudited – See Notice to Reader)

3.   PROPERTY AND EQUIPMENT

		Accumulated
		Depletion and	Net Book
	Cost	Depreciation	Value
September 30, 2010
Petroleum and natural gas properties and equipment	$3,103,102	$77,694	$3,025,408
Office furniture and equipment	25,460	6,093	19,367
	$3,128,562	$83,787	$3,044,775
March 31, 2010
Petroleum and natural gas properties and equipment	$2,767,413	$-	$2,767,413
Office furniture and equipment	19,674	3,279	16,395
	$2,787,087	$3,279	$2,783,808

During the quarter ended September 30, the Company sold a 5.5% working interest in seven sections for total consideration of $550,000.  The proceeds are credited against petroleum and natural gas properties.

For the six month period ended September 30, 2010, general and administrative and consulting expenses totalling $198,183 (2009 - $nil) were capitalized and included in the cost of petroleum and natural gas properties.

As at September 30, 2010 costs totaling $2,764,476 (March 31, 2010 – $2,783,808) that were incurred on unproved properties have been excluded from costs subject to depletion.

In calculating the depletion for the six months ended September 30, 2010, $5,266,300 (2009 - $nil) in future development costs was included in cost subject to depletion.

4.   NOTES PAYABLE

During the quarter the Company entered into two loan agreements for a total of $1.5 million.  The loans each bear interest at 12% per annum and are repayable in January 2011.  The loans are secured against the assets of the Company and there is no penalty for pre-payment.

5.   SHARE CAPITAL

a)	Authorized capital

•	Unlimited number of voting common shares without par value
•	Unlimited number of preferred shares issuable in series

Edge Resources Inc.
Notes to the Interim Financial Statements
September 30, 2010
(Unaudited – See Notice to Reader)

5.   SHARE CAPITAL (continued)

b)     Outstanding

        The issued and outstanding common shares are as follows:

	Six Months Ended		Year Ended
	September 30, 2010		March 31, 2010
	# of Shares	Amount	# of Shares	Amount
Balance, beginning of period	43,111,811	$14,682,308	24,643,012	$11,007,218
Shares issued for cash	-	-	18,249,909	4,215,800
Share issue costs	-	-	-	(190,803)
Share issue costs paid in stock	-	-	218,890	-
Share issue costs paid in warrants	-	-	-	(72,050)
Fair value of warrants in units issued	-	-		(277,857)
Exercise of warrants	566,160	169,848	-	-
Fair value related to exercised warrants	-	40,730	-	-
Balance, end of period	43,677,971	$14,892,886	43,111,811	$14,682,308

In May 2009, the Company completed a private placement of 12,182,912 common shares at a price of $0.25 per share, for gross proceeds of $3,045,750.  The Company paid a cash commission to certain finders equal to 7% of the gross proceeds of the private placement which totaled $151,603 as well as issuing 662,410 finders warrants.  Each warrant, entitled the holder to purchase one common share of the Company at a price of $0.30 per common share for a period of 12 months following the closing on the transaction.  The fair value of the warrants, totaling $47,655, was recorded as share issue costs.

In May 2010, 566,160 finders’ warrants were exercised at $0.30 per warrant for gross proceeds of $169,848.  96,250 finders’ warrants expired unexercised.

c)     Stock options

The Company’s stock option plan limits the number of common shares reserved under the plan from exceeding a “rolling maximum” of ten (10) percent of the Company’s issued and outstanding common shares from time to time.  Under the plan, the number of shares for any one (1) individual may not exceed 5% of the issued and outstanding shares.  The stock options vest at the discretion of the Board of Directors.

Edge Resources Inc.
Notes to the Interim Financial Statements
September 30, 2010
(Unaudited – See Notice to Reader)

5.   SHARE CAPITAL (continued)

c)     Stock options (continued)

The number of options, with weighted average exercise prices is summarized below.

	Six Months Ended		Year Ended
	September 30, 2010		March 31, 2010
	Number	Weighted	Number	Weighted
	of	Average	of	Average
	Options	Exercise Price	Options	Exercise Price
Balance, beginning of period	3,500,000	$0.30	-	$-
Granted	300,000	0.32	3,900,000	0.30
Cancelled	-	-	(300,000)	0.30
Expired	-	-	(100,000)	0.30
Balance, end of period	3,800,000	$0.30	3,500,000	$0.30
Exercisable, end of period	2,675,000	$0.30	1,650,000	$0.30

The following table summarizes information about the stock options outstanding at September 30, 2010.

Number of common	Exercise price
shares under option	per common share	Expiry Date
100,000	$0.35	April, 2012
2,300,000	$0.30	June, 2014
300,000	$0.31	July, 2014
500,000	$0.31	September, 2014
400,000	$0.30	March, 2015
200,000	$0.30	May, 2015
3,800,000

The weighted average remaining contractual life of the options is 3.81 years.

Subsequent to the balance sheet date, 162,500 unvested options were cancelled and 487,500 vested options at $0.30 had the expiry date accelerated to November 1, 2010.  These options expired, unexercised.

Edge Resources Inc.
Notes to the Interim Financial Statements
September 30, 2010
(Unaudited – See Notice to Reader)

5.  SHARE CAPITAL (continued)

d)     Stock-based compensation

In the six month period ended September 30, 2010 the Company has recorded $148,647 (2009 – $292,732) in compensation expense and a corresponding amount was credited to contributed surplus.  The fair value of stock options is estimated using a Black Scholes option pricing model with the following weighted average assumptions:

	Period ended	Year ended
	Sept 30, 2010	March 31, 2010
Risk free interest rate	3.0%	2.6%
Expected dividend rate	0%	0%
Expected stock price volatility	62%	70%
Expected life (years)	4 years	5 years
Weighted-average grant-date fair value per share of options granted	$0.18	$0.18

e)     Warrants

	Six Months Ended		Year Ended
	September 30, 2010		March 31, 2010
	Number	Amount	Number	Amount
Balance, beginning of period	5,088,297	$349,907	-	$-
Issuance of broker warrants	-	-	1,021,300	72,050
Issuance of warrants	-		4,066,997	277,857
Exercised	(566,160)	(40,730)	-	-
Expired	(96,250)	(6,925)	-	-
Balance, end of period	4,425,887	$302,252	5,088,297	$349,907

At September 30, 2010, the following warrants are outstanding:

Number of common	Exercise price
shares under warrant	per common share	Expiry Date

140,000*	$0.28	October 14, 2010
218,890*	$0.20	March 10, 2011
4,066,997	$0.20	March 10, 2011
4,425,887

*-denotes broker warrants

The weighted average life of the warrants is 0.48 years.

Subsequent to the balance sheet date, 140,000 broker warrants expired unexercised.

Edge Resources Inc.
Notes to the Interim  Financial Statements
September 30, 2010
 (Unaudited – See Notice to Reader)

5.  SHARE CAPITAL (continued)

f)     Contributed surplus

	Six Months Ended	Year Ended
	September 30, 2010	March 31, 2010
Balance, beginning of period	$553,089	$60,000
Stock-based compensation	148,647	493,089
Expired warrants	6,925	-
Balance, end of period	$708,661	$553,089

g)     Loss per share

Basic per share calculations are based on the weighted average number of common shares outstanding during the period.  For the period ended September 30, 2010, 3,800,000 (March 31, 2010 – 3,500,000) options and 4,425,887 (March 31, 2010 -  5,088,297) warrants have been excluded from the diluted loss per share computation as they are anti-dilutive due to the Company being in a loss position.

6.     COMMITMENTS

Except as disclosed elsewhere, the Company has the following commitments:

a)
The Company signed a sub-lease for premises commencing August 1, 2010 and expiring June 29, 2012.  The sub-lease calls for basic rent in the amount of $1,751 per month over the term of the lease with the first three months of occupancy free.  The lease also requires the Company to pay their share of monthly operating costs.  The future minimum lease payments, exclusive of occupancy costs are as follows:

2010 $ 5,253
2011 $21,012
2012 $10,506

A deferred lease inducement has been recorded in the amount of $6,129 and is being amortized at a rate of $231 on a monthly basis against rental expense which is included in general and administration on the income statement.

b)
The Company has entered into a drilling commitment whereby the Company must drill seven wells prior to October 31, 2010.  For each well not spudded by this date, a $25,000 per well penalty will apply.  In addition, a $1,500 per month per well penalty will be assessed the Company for each well not brought onto production.  Subsequent to the balance sheet date, the Company was granted an extension and is required to drill 2 additional commitment wells.

c)
The Company has entered into a drilling commitment whereby the Company must drill four wells with the fourth well spud date being no later than September 30, 2010.  Should these wells not be completed in the allotted timeframe, the Company will forfeit its working interest in these wells and may have to pay $150,000 in liquidated damages.  The Company was granted an extension and is required to drill 2 additional commitment wells.

Edge Resources Inc.
Notes to the Interim  Financial Statements
September 30, 2010
 (Unaudited – See Notice to Reader)

6.      COMMITMENTS (continued)

d)
In the ordinary course of business, the Company enters into contracts which contain indemnification provisions, such as loan agreements, purchase contracts, service agreements, licensing agreements, asset purchase and sale agreements, operating agreements, leasing agreements, asset use agreements, industry farm-out agreements, etc. In such contracts, the Company may indemnify counter-parties to the contracts if certain events occur. These indemnification provisions vary on an agreement by agreement basis. In some cases, there are no pre-determined amounts or limits included in the indemnification provisions and the occurrence of contingent events that will trigger payment under them is difficult to predict. Therefore, the maximum potential future amount that the Company could be required to pay cannot be estimated.

e)
Under the terms of certain agreements and the Company’s by-laws the Company indemnifies individuals who have acted at the Company’s request to be a director and/or officer of the Company, to the extent permitted by law, against any and all damages, liabilities, costs, charges or expenses suffered by or incurred by the individuals as a result of their service.  The claims covered by such indemnifications are subject to statutory and other legal limitation periods.  The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to beneficiaries of such indemnification agreements.

7.     CONTINGENCIES

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. These requirements, in addition to contractual agreements and management decisions, result in the accrual of estimated future removal and site restoration costs. Any changes in these estimates will affect future earnings.

Costs attributable to these commitments and contingencies are expected to be incurred over an extended period of time and are to be funded mainly from the Company’s cash provided by operating activities. Although the ultimate impact of these matters on operations cannot be determined at this time, it could be material for any one quarter or year.

8.     FINANCIAL INSTRUMENTS

The Company holds various forms of financial instruments. The nature of these instruments and the Company’s operation expose the Company to commodity price risk, credit risk, liquidity risk, and market risk. The Company manages its exposure to these risks by operating in a manner that minimizes its exposure to the extent practical.

a)     Commodity Price Risk

The Company is subject to commodity price risk for the delivery of natural gas. The Company may manage and minimize the risk by entering into various joint ventures with sub-participants. As at September 30, 2010, the Company has not entered into any future commodity price contracts.

b)    Credit Risk

Credit risk is the risk that a customer or counterparty will fail to perform an obligation or fail to pay amounts due causing a financial loss.  The Company manages their accounts receivable risk by attempting to deal with reputable partners and by collecting their accounts receivable on a timely basis.  A significant portion of the Company’s cash is held with the same financial institution, and as such, the Company is exposed to concentration of credit risk.  The Company maintains a deposit held by a single counterparty which is a crown corporation.

Edge Resources Inc.
Notes to the Interim  Financial Statements
September 30, 2010
 (Unaudited – See Notice to Reader)

8.     FINANCIAL INSTRUMENTS (continued)

b)    Credit Risk (continued)

The Company has funded 100% of the costs to drill and complete certain wells.  However, the Company has encountered an unusual delay which has prevented the Company from informing joint venture partners of costs that must be repaid to the Company.  Currently, $279,365 is included in accounts receivable representing a weighted average working interest of 72% which is not controlled by the Company.  Once the joint venture partners are informed of their portion, they may elect to go penalty on their working interest.  As such, there is no guarantee that this amount will be collected.  Any parties electing to go penalty on their working interest would result in their working interest being transferred to the Company until certain conditions are met.

c)     Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short-term business requirements, after taking into account the Company’s holdings of cash and cash equivalents. The Company’s cash and cash equivalents are invested in interest bearing business accounts that are available on demand.  At September 30, 2010 the Company’s financial liabilities were comprised of accounts payable and accrued liabilities as well as notes payable which have a maturity of less than one year.

d)     Market Risk

The Company is subject to normal market risks including fluctuations in interest rates on its cash and cash equivalents. While the Company manages its operations in order to minimize exposure to these risks, the Company has not entered into any derivatives or contracts to hedge or otherwise mitigate this exposure.

e)     Fair Value of Financial Instruments

The methods and assumptions used to develop fair value measurements for those financial instruments carried at fair value in the balance sheet have been prioritized into three levels of a fair value hierarchy included in Section 3862 of the CICA Handbook.  Level one includes quoted prices (unadjusted) in active markets for identical assets or liabilities, level two includes inputs that are observable other than quoted prices included in level one and level three includes inputs that are not based on observable market data.  The Company’s cash and cash equivalents is a level one fair value measurement.  The fair values of financial instruments consisting of cash and cash equivalents, accounts receivable, deposits, accounts payable and accrued liabilities and notes payable approximate their carrying values due to their short-term nature.

9.     RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, the Company had the following transactions with related parties:

a)
For the six months ended September 30, 2010, the Company incurred $97,000 (2009 - $61,667) in management and engineering consulting fees from a private company in which a director and officer of the Company is the principal shareholder.  Of these fees $66,183 (2009 - $51,937) has been capitalized to property and equipment with the remaining $30,817 (2009 - $9,730) included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at September 30, 2010 includes $17,385 with respect to these fees.

Edge Resources Inc.
Notes to the Interim  Financial Statements
September 30, 2010
 (Unaudited – See Notice to Reader)

9.    RELATED PARTY TRANSACTIONS (continued)

b)
For the six months ended September 30, 2010, the Company incurred $3,500 (2009 - $21,000) in management and accounting consulting fees from a private company in which a former director and officer of the Company is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.  The director and officer resigned in May 2010.

c)
For the six months ended September 30, 2010, the Company incurred $19,100 (2009 - $nil) in management and accounting consulting fees from a private company in which an officer of the Company is the principal shareholder.  These fees have been included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at September 30, 2010 includes $3,570 with respect to these fees.

d)
For the six months ended September 30, 2010, the Company incurred $nil (2009 - $20,000) in consulting fees from a private company in which a director of the Company is the principal shareholder.  These fees were in regards investor relations expenses and have been included in general and administrative expenses on the statement of operations.

e)
For the six months ended September 30, 2010, the Company incurred $41,990 (2009 - $42,021) in legal fees from a law firm in which a director of the Company is a principal.  These fees have been included in consulting and professional fees on the statement of operations.  Accounts payable and accrued liabilities as at September 30, 2010 includes $2,048 with respect to these fees.

f)
For the six months ended September 30, 2010, the Company incurred $nil (2009 - $19,000) in fees from a former director of the Company.  These fees were for time spent on various projects and serving on certain committees.  These fees have been included in consulting and professional fees on the statement of operations.

g)
For the six months ended September 30, 2010, the Company incurred $5,737 (2009 - $40,549) in office and rental fees from Poplar Point Energy Inc., a company formerly related by virtue of a common director.  These fees have been included in general and administrative expenditures.  The director resigned as a board member of Poplar Point Energy Inc. effective May 1, 2010.

All related party transactions are in the normal course of operations and have been measured at the agreed to exchange amounts, which is the amount of consideration established and agreed to by the related parties.